UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         Proposal of amendment to the Corporate Bylaws to be considered by the General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings summoned for October 10, 2019

FREE TRANSLATION

TELECOM ARGENTINA S.A.

PROPOSAL OF AMENDMENT TO THE CORPORATE BYLAWS

TO BE CONSIDERED BY THE GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING AND CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS SUMMONED FOR OCTOBER 10, 2019

The current text of sections 4, 5 and 6 of the Corporate Bylaws and the amended text proposed in each case (in bold and underlined) are transcribed below:

CURRENT TEXT	AMENDED TEXT

Section Four: Changes in the capital stock as they arise from capital increases registered with the Public Registry of Commerce are shown in a note to the Financial Statements of the Company. Such note accounts for changes in capital stock during the last three (3) fiscal years, payment thereof and the capital amount authorized for public offering.

The capital stock is represented by Class “A”, “B”, “C” and “D” common book-entry shares, with nominal value of ONE PESO each and entitled to one vote per share.

As long as Class “A” represents at least 15% of the Company’s common stock, approval by a Class “A” special shareholders’ meeting is required to pass any shareholders’ resolution relating to a Special Majority Matter listed in Section Ten of these bylaws, except for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) in respect of which a Class “A” special shareholders’ meeting will be necessary as long as Class “A” represents at least 20% of the Company’s common stock. In addition, as long as Class “D” represents at least 15% of the Company’s common stock, approval by a Class “D” special shareholders’ meeting is required to pass any shareholders’ resolution relating to a Special Majority Matter listed in Section Ten of these bylaws, except for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) in respect of which a Class “D” special shareholders’ meeting will be necessary as long as Class “D” represents at least 20% of the Company’s common stock. The above mentioned special shareholders’ meetings shall be held pursuant to Section 250 of Law No. 19,550.

Class “A”, “C” and “D” Shares of common stock are convertible into Class “B” Shares of common stock with equal political and economic rights, at a ratio of one to one,

Section Four: Changes in the capital stock as they arise from capital increases registered with the Public Registry of Commerce are shown in a note to the Financial Statements of the Company. Such note accounts for changes in capital stock during the last three (3) fiscal years, payment thereof and the capital amount authorized for public offering.

The capital stock is represented by Class “A”, “B”, “C” and “D” common ~~book-entry~~ shares, with nominal value of ONE PESO each and entitled to one vote per share.

Class “A” and “D” shares may be certified in accordance with applicable law or book-entry as determined by a Class “A” or Class “D” special shareholders’ meeting. Class “B” and “C” shares shall be book-entry.

As long as Class “A” represents at least 15% of the Company’s common stock, approval by a Class “A” special shareholders’ meeting is required to pass any shareholders’ resolution relating to a Special Majority Matter listed in Section Ten of these bylaws, except for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) in respect of which a Class “A” special shareholders’ meeting will be necessary as long as Class “A” represents at least 20% of the Company’s common stock. In addition, as long as Class “D” represents at least 15% of the Company’s common stock, approval by a Class “D” special shareholders’ meeting is required to pass any shareholders’ resolution relating to a Special Majority Matter listed in Section Ten of these bylaws, except for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) in respect of which a Class “D” special shareholders’ meeting will be necessary as long as Class “D” represents at least 20% of the Company’s common stock. The above mentioned special shareholders’ meetings shall be held pursuant to Section 250 of Law No.

at any time, at the request of the holder of one or more shares of common stock who wishes to convert them into another class, through a notice addressed to the Board of Directors. For such purpose, the following procedure will apply: (i) the registered shareholder shall deliver to the Board of Directors a notice including, in the case of an individual, his/her first and last names, ID number, real domicile and special domicile, and in the case of legal entities, its complete legal name, real domicile and special domicile, and in both cases, if applicable, its taxpayer identification number and the number of shares of common stock of the Class held by such shareholder as of that moment, the number of shares which conversion is requested, and the balance of shares of common stock of that Class which such shareholder would hold once the conversion transaction is finished.

The request shall be signed by the registered shareholder or the registered shareholder’s representative authorized by a letter certified by a bank or a Notary Public. Such request will constitute an irrevocable instruction for the Board of Directors to follow the procedure set forth in this Section Four until the exchange of shares, which shall be final; (ii) such request shall remain on hold if it is submitted once a call to a shareholders’ meeting of the Company has been published, in which case the conversion request shall be considered after such shareholders’ meeting; (iii) at the first meeting following receipt of the conversion request, the Board of Directors shall pass a resolution on such request and shall notify the new capital structure to the applicable controlling authority; (iv) the Board of Directors shall immediately request Caja de Valores S.A., which is in charge of the Company’s Stock Ledger, to lock the shares, and shall notify the conversion to the Comisión Nacional de Valores (Argentine Securities and Exchange Commission, “CNV” for its Spanish acronym) and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange, “BCBA” for its Spanish acronym) in order to be granted with the authorization of public offering transfer and listing transfer, respectively; and (v) once the authorizations are obtained, Caja de Valores S.A. shall register the shares conversion in the Company’s Stock Ledger.

19,550.

Class “A”, “C” and “D” Shares of common stock are convertible into Class “B” Shares of common stock with equal political and economic rights, at a ratio of one to one, at any time, at the request of the holder of one or more shares of common stock who wishes to convert them into another class, through a notice addressed to the Board of Directors. For such purpose, the following procedure will apply: (i) the registered shareholder shall deliver to the Board of Directors a notice including, in the case of an individual, his/her first and last names, ID number, real domicile and special domicile, and in the case of legal entities, its complete legal name, real domicile and special domicile, and in both cases, if applicable, its taxpayer identification number and the number of shares of common stock of the Class held by such shareholder as of that moment, the number of shares which conversion is requested, and the balance of shares of common stock of that Class which such shareholder would hold once the conversion transaction is finished.

The request shall be signed by the registered shareholder or the registered shareholder’s representative authorized by a letter certified by a bank or a Notary Public. Such request will constitute an irrevocable instruction for the Board of Directors to follow the procedure set forth in this Section Four until the exchange of shares, which shall be final; (ii) such request shall remain on hold if it is submitted once a call to a shareholders’ meeting of the Company has been published, in which case the conversion request shall be considered after such shareholders’ meeting; (iii) at the first meeting following receipt of the conversion request, the Board of Directors shall pass a resolution on such request and shall notify the new capital structure to the applicable controlling authority; (iv) the Board of Directors shall immediately request Caja de Valores S.A., which is in charge of the Company’s Stock Ledger, to lock the shares, and shall notify the conversion to the Comisión Nacional de Valores (Argentine Securities and Exchange Commission, “CNV” for its Spanish acronym) and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange, “BCBA” for its Spanish acronym) in order to be granted with the authorization of public offering transfer and listing transfer, respectively; and (v) once the authorizations are obtained, Caja de Valores S.A. shall register the shares conversion in the Company’s Stock Ledger.

CURRENT TEXT	AMENDED TEXT

Section Five: Shares of common stock to be issued in the future will be Class “A”, “B”, “C” or “D” book-entry shares, having the same characteristics as those already issued in accordance with the laws and regulations in force. In any issuance of shares of common stock, the proportion existing between Class “A”, “B”, “C” and “D” shares at the time of the Shareholders’ Meeting that determines such issuance shall be maintained, except if the Shareholders’

Section Five: Shares of common stock to be issued in the future will be Class “A” or “D” book-entry or certified shares, or Class “B” or “C” book-entry shares, having the same characteristics as those already issued in accordance with the laws and regulations in force. In any issuance of shares of common stock, the proportion existing between Class “A”, “B”, “C” and “D” shares at the time of the Shareholders’ Meeting that determines such issuance shall

Meeting decides to act in accordance with the second paragraph of section 194 of Law No. 19,550. The Shareholders’ Meeting may also decide to issue book-entry preferred shares. Preferred shares may be entitled to preferred payment of their dividend, whether cumulative or not, according to their terms of issue and may also receive an additional share in the profits and/or be subject to early redemption, at the option of the company and under the terms established upon their issue.

The Extraordinary Shareholders’ Meeting may approve the issuance of dividend certificates (“bonos de goce”) pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws, which shall have the rights granted to them herein and in their terms and conditions of issuance. The Extraordinary Shareholders’ Meeting may also decide the total or partial amortization of any paid-in shares, pursuant to Section 223 of Law No. 19,550 and, in case of total amortization of shares, the Company shall issue dividend certificates in favor of the holders of totally amortized shares, pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws. If the amortization of shares is made with the consent of the holder of such shares, no raffle or pro rata basis among all shareholders will be necessary for its implementation, as long as the equal treatment of shareholders principle is observed. In addition, if the Extraordinary Shareholders’ Meeting approves the creation of an unavailable reserve with liquid and realized profits for an amount equal to the par value of the shares to be canceled, then the Extraordinary Shareholders’ Meeting may decide that no capital reduction is necessary and that the shares that remain outstanding may increase their par value so that they may represent by themselves in the aggregate the Company’s capital stock. The Extraordinary Shareholders’ Meeting shall determine the terms and conditions of issuance of any dividend certificates that it may decide to issue, including the determination of a maximum amount of dividends to be collected during their term of duration, their term of duration and the terms and conditions of payment, including their payment currency and the protections that the shareholders’ meeting may provide for the collection of such dividends in the applicable currency. Such dividends may be fixed, variable, eventual or contingent on any event that the shareholders’ meeting may determine, or any combination of the above, with or without preference or priority with respect to dividends to be collected by one or more classes of shares of the Company. The dividend certificates may be issued as certificated securities or book-entry securities, and they shall be registered and non-endorsable. The Company shall be in charge of the registration of the ownership of the dividend certificates and the dividend payments made to them. The dividend certificates may be totally o partially redeemable at the Company’s exclusive option and pursuant to the terms and conditions established by the Extraordinary Shareholders’ Meeting for such purpose. The Extraordinary be maintained, except if the Shareholders’ Meeting decides to act in accordance with the second paragraph of section 194 of Law No. 19,550. The Shareholders’ Meeting may also decide to issue book-entry preferred shares. Preferred shares may be entitled to preferred payment of their dividend, whether cumulative or not, according to their terms of issue and may also receive an additional share in the profits and/or be subject to early redemption, at the option of the company and under the terms established upon their issue.

The Extraordinary Shareholders’ Meeting may approve the issuance of dividend certificates (“bonos de goce”) pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws, which shall have the rights granted to them herein and in their terms and conditions of issuance. The Extraordinary Shareholders’ Meeting may also decide the total or partial amortization of any paid-in shares, pursuant to Section 223 of Law No. 19,550 and, in case of total amortization of shares, the Company shall issue dividend certificates in favor of the holders of totally amortized shares, pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws. If the amortization of shares is made with the consent of the holder of such shares, no raffle or pro rata basis among all shareholders will be necessary for its implementation, as long as the equal treatment of shareholders principle is observed. In addition, if the Extraordinary Shareholders’ Meeting approves the creation of an unavailable reserve with liquid and realized profits for an amount equal to the par value of the shares to be canceled, then the Extraordinary Shareholders’ Meeting may decide that no capital reduction is necessary and that the shares that remain outstanding may increase their par value so that they may represent by themselves in the aggregate the Company’s capital stock. The Extraordinary Shareholders’ Meeting shall determine the terms and conditions of issuance of any dividend certificates that it may decide to issue, including the determination of a maximum amount of dividends to be collected during their term of duration, their term of duration and the terms and conditions of payment, including their payment currency and the protections that the shareholders’ meeting may provide for the collection of such dividends in the applicable currency. Such dividends may be fixed, variable, eventual or contingent on any event that the shareholders’ meeting may determine, or any combination of the above, with or without preference or priority with respect to dividends to be collected by one or more classes of shares of the Company. The dividend certificates may be issued as certificated securities or book-entry securities, and they shall be registered and non-endorsable. The Company shall be in charge of the registration of the ownership of the dividend certificates and the dividend payments made to them. The dividend certificates may be totally o partially redeemable at the Company’s exclusive option and pursuant to the terms and conditions established by the Extraordinary Shareholders’ Meeting for such purpose. The Extraordinary

Shareholders’ Meeting shall also determine the rights that may correspond to each class of dividend certificates with respect to the Company’s liquidation proceeds, including the right of preference or priority in the liquidation proceeds with respect to one or more classes of shares of the Company, once the par value of such class or classes of shares is reimbursed. Once the dividend corresponding to the dividend certificates is collected, the dividend certificates shall have no right to participate in any other payment or distribution to be made by the Company, during its normal course of business or at its liquidation. The dividend certificates shall have no right to any liquidation proceeds, liquidation dividend or similar receivable if the Company is dissolved without liquidation as a result of being merged into another company that will become its successor, and because the Company would not be liquidated, without detriment to the rights of the dividend certificates to receive dividends pursuant to their terms and conditions of issuance. The Extraordinary Shareholders’ Meeting that decides the amortization of shares and the issuance of dividend certificates pursuant to the terms of Section 228 of Law No. 19,550 may authorize the Board of Directors to issue any kind of dividend certificate pursuant to the terms and conditions that such Shareholders’ Meeting may determine. Neither the dividend certificates nor their holders shall have any preemptive right or right of accrual, nor any right to subscribe new shares of any class or any dividend or participation certificates.

Shareholders’ Meeting shall also determine the rights that may correspond to each class of dividend certificates with respect to the Company’s liquidation proceeds, including the right of preference or priority in the liquidation proceeds with respect to one or more classes of shares of the Company, once the par value of such class or classes of shares is reimbursed. Once the dividend corresponding to the dividend certificates is collected, the dividend certificates shall have no right to participate in any other payment or distribution to be made by the Company, during its normal course of business or at its liquidation. The dividend certificates shall have no right to any liquidation proceeds, liquidation dividend or similar receivable if the Company is dissolved without liquidation as a result of being merged into another company that will become its successor, and because the Company would not be liquidated, without detriment to the rights of the dividend certificates to receive dividends pursuant to their terms and conditions of issuance. The Extraordinary Shareholders’ Meeting that decides the amortization of shares and the issuance of dividend certificates pursuant to the terms of Section 228 of Law No. 19,550 may authorize the Board of Directors to issue any kind of dividend certificate pursuant to the terms and conditions that such Shareholders’ Meeting may determine. Neither the dividend certificates nor their holders shall have any preemptive right or right of accrual, nor any right to subscribe new shares of any class or any dividend or participation certificates.

CURRENT TEXT	AMENDED TEXT

Section Six: Book-entry shares must be registered in accounts under the name of their holders, by the issuing company, in a book-entry shares registry to which section 213 of Law No. 19,550 applies, where relevant, or by commercial or investment banks or authorized securities depositaries.

Section Six: Book-entry shares must be registered in accounts under the name of their holders, by the issuing company, in a book-entry shares registry to which section 213 of Law No. 19,550 applies, where relevant, or by commercial or investment banks or authorized securities depositaries. The issuing company shall keep a certified shares registry in the form set forth in and as required by section 213 of Law No. 19,550.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 24, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations